UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 9, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN to acquire Freeler, dated December 9, 2004.

Press release

Date
December 9, 2004
Number
KPN to acquire Freeler	062pe

KPN and ING have signed a letter of intent for the acquisition of Freeler by KPN. Freeler will become part of KPN subsidiary Planet Media Group NV. The parties intend to complete the transaction early next year.

Freeler was established in September 1999 as an initiative of ING Bank, insurance company Nationale-Nederlanden and Postbank. Freeler has about 60 staff and more than 145,000 active customers.

Planet Media Group provides internet services under the brands Planet Internet and Het Net. The internet provider has about 240 staff and 1,352,000 customers. Planet Internet, established in 1995, helps customers to make full use of the internet in daily life. For example, Planet Internet has the largest offering of broadband services including online music, games, educational games and courses. Het Net joined the Planet Media Group in 1999. Het Net offers customers good quality basic services at a competitive price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 14, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel